SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			  Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                For the month of July 8, 2002
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
-------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.





         CORPORACION DURANGO ANNOUNCES EXTENSION
                 OF CASH TENDER OFFER


Durango, Mexico  July 8, 2002. Corporacion Durango, S.A. de C.V.
(NYSE: CDG; BMV: CODUSA) ("Durango" or the "Company"), one of the largest integrated paper producers in terms of sales based in Latin America with operations in Mexico and the United States, today announced the extension of its cash tender offer for its 12 5/8%
Senior Notes due 2003 bearing CUSIP number 40050MAA4 (the "Notes") until 5:00 p.m., New York City time, on Tuesday, July 9, 2002. At
5:00 p.m., New York City time, on Monday, July 8, 2002, US$100,190,000 aggregate principal amount, or approximately 82%, of the outstanding Notes had been tendered. The Company announced that it is extending the expiration date for the cash tender offer until 5:00 p.m., New York City time, on Tuesday, July 9, 2002. The Company also announced that it had terminated the withdrawal rights of the holders of the Notes tendered prior to 5:00 p.m., New York City time, on Monday, July 8, 2002. Other than as set forth herein, the tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2002.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The offer is made only by the Offer to Purchase, as modified hereby.



                            SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  July 8, 2002		     By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer